Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and FMC Technologies SIS Limited

Date: May 19, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

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EDITED TRANSCRIPT
TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call
(Morning Call)
EVENT DATE/TIME: MAY 19, 2016 / 7:30AM GMT

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

CORPORATE PARTICIPANTS

Aurelia Baudey-Vignaud Technip SA - IR Director

John Gremp FMC Technologies Inc - Chairman & CEO

Doug Pferdehirt FMC Technologies Inc - President & COO

Thierry Pilenko Technip SA - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Mukhtar Garadaghi Citi - Analyst

Mark Wilson Jefferies - Analyst

Rob Pulleyn Morgan Stanley - Analyst

Mick Pickup Barclays - Analyst

Jean-Luc Romain ESN/CM-CIC Market Solutions - Analyst

James Evans Exane BNP Paribas - Analyst

Alex Brooks Canaccord Genuity - Analyst

PRESENTATION

Operator

Good morning, everyone. Welcome to Technip’s and FMC Technologies’ combination conference call. As a reminder, this conference call is being recorded. (Operator Instructions).

I would now like to turn the call over to Aurelia Baudey-Vignaud, Investor Relations Director, who will go over the conference call rules.

Aurelia Baudey-Vignaud - Technip SA - IR Director

Thank you. Good morning, everyone.

There is a long disclaimer in the slide deck and we encourage you to read it fully. More specifically, I would like to remind participants that statements made during the conference call which are not historical facts are forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995.

Readers and listeners are strongly encouraged to refer to the disclaimers which are an integral part of today’s slide presentation, which you may find on our website, along with a press release, an audio replay and a transcript of today’s call at technip.com and fmctechnologies.com.

And now I will turn the call over to John, Chairman and CEO, FMC Technologies.

John Gremp - FMC Technologies Inc - Chairman & CEO

Good morning. Thank you all for being on the call at such short notice.

After my opening remarks, I’m going to turn the call over to Thierry Pilenko, Chairman and CEO of Technip; and Doug Pferdehirt, President and Chief Operating Officer, FMC Technologies.

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

Today is a very special day for our two companies. Our people, our clients, our shareholders and our industry as we are excited to announce the combination of Technip and FMC Technologies.

Although today we live in a very challenging oil and gas market, we know that supply and demand will eventually be rebalanced. Further, we’re convinced that offshore production will be a critical source of future hydrocarbon supply.

We also know that even when oil prices and operator cash flows improve, offshore production won’t be fully developed, unless the industry improves project economics.

To do this requires significant and sustainable cost reduction and to achieve this requires change. It means doing things differently. To be successful, companies like ours need to lead this change and position ourselves for the eventual recovery.

The current downturn is the perfect time to establish this position because the operators have never been more open to change. This explains the early success of our alliance in the Forsys Subsea joint venture.

A little over a year ago, we brought together a unique combination of two market leaders with a shared vision. A vision to improve project economics and lower cost, through early involvement at the design stage and integrating two key elements, the Subsea production system and the Subsea umbilical risers and flowline scope of our clients’ value stream.

Building on the proven success of our alliance and the Forsys Subsea joint venture, we now have an opportunity to accelerate and expand change in our industry. And all of this brings us to where we are today; combining our market leading capabilities and further expanding our comprehensive and flexible service and product offering, across all of our markets, subsea, surface and onshore/offshore.

Doug will now give us a deeper look into how we create even more value for our clients. Doug?

Doug Pferdehirt - FMC Technologies Inc - President & COO

Thank you, John. I join both you and Thierry in sharing my enthusiasm for this compelling combination.

From the beginning, both companies have shared a similar vision to provide a step change in project economics. We have demonstrated our ability through our Forsys joint venture to significantly lower the cost of Subsea field development through integration and reduced complexity. We have been able to leverage the existing technologies and capabilities of both companies, to deliver a step change in project economics in Subsea.

On slide 9, you can see the components of the offshore value stream. The joint venture allowed us to quickly come together to immediately leverage a unique portfolio of proprietary technology and provide a breadth of competencies that are unparalleled in Subsea. This resulted in our customers’ early adoption and allowed us to demonstrate the value to our customers of this integrated model.

This merger will allow us to further accelerate project economic improvement and deliver seamless integrated project execution and will allow us to unlock greater potential for technology innovation and integration as one company.

Based on this success, we now see the opportunity to take this proven model across the broader portfolio of the new company Subsea, surface and onshore/offshore. We recognize our customers will want optionality in their commercial model, therefore, we will be uniquely positioned to offer discrete products and services through fully integrated solutions.

I will now hand over to Thierry.

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

Thierry Pilenko - Technip SA - Chairman & CEO

Thank you, Doug. This is a great day and a very transforming day for the industry.

Now I’m going to get into the details about how we are going to work together and how we’re going to create that value for clients, for our people and for our shareholders.

The new company is TechnipFMC. The values and goals of TechnipFMC are clear, and I want to emphasize words that John and Doug have both said about this combination.

TechnipFMC is going to set new standards. We’re going to make breakthroughs in the way we work with clients, and in what we offer them.

Many of you will know me at Technip, and will recognize the way in which I’m describing the combination; a broader portfolio; early involvement; the alliance of technology; equipment; consulting; and project management; and the power of integration.

Both our companies have been building and broadening what they do over recent years. What’s exciting is the spec change that the combination of our two companies can facilitate to continue our strategy to be the drivers of change in our industry.

So let me first go to the what. TechnipFMC is a new company formed by an all-stock merger of FMC Technologies and Technip.

Where; TechnipFMC will be headquartered in Paris, where I’ll have my main office. And in Houston, where Doug will have his main office.

The terms of the transactions are very simple and very balanced. For example, the exchange ratio 2:1. The value is split close to 50% for each group of shareholders.

I’ll be Executive Chairman of TechnipFMC, and Doug will be CEO. We have already agreed on the main management structure, and identified the key individuals from both companies that will help us drive change.

Both our Board of Directors recognize the potential of TechnipFMC, and unanimously approved the combination. We will now start the formal process of putting our two companies together, and submitting the combination, first to our various works councils for approval, and then to our shareholders.

We don’t expect any particular regulatory issues, as the overlaps between our companies are very minor. So as a result, we expect to be up and running early next year.

Now on slide 13, I will now cover how Doug and I will manage TechnipFMC.

First the Board; it will be seven members from FMC Technologies including Doug, and seven from Technip including me. For management, the roles of Doug and myself are clear.

In terms of management, we will organize our activities around five business units; subsea services; subsea projects; and products; and then surface; and onshore/offshore.

Of these five business units, surface and subsea services will be run out of Houston; and subsea projects, products, and onshore/offshore out of Paris.

The two companies know each other well, very well I must say. This made finding the right governance and leadership structure quite easy. It also means that the integration can be made quickly, with the new organization plan in place and ready to go at closing.

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

In fact, Doug and I have known each other for more than 20 years, and we share the same vision. I believe this is a key point. We are talking about two companies with common cultures and goals. The integration process is less risky in my view as a result.

It also means that we can also drive value through synergies, so let me focus on these now.

We estimate synergies will be about $400 million per annum on a pre-tax basis in 2009 (sic), and thereafter $200 million — and thereafter — sorry after $200 million in 2008 (sic). This is around 3% of our combined cost base.

The implementation costs are estimated at $250 million. Key areas of cost synergies which we have envisaged are around supply chain, optimization of infrastructure, corporate and other costs.

I just want to add that the synergy estimates presented in here are the results of a thorough analysis jointly carried out by both management teams, and I want to be clear on one point. Both Technip and FMC Technologies have ongoing cost reduction plans, and these will continue. The synergies identified will come on top of those cost reduction efforts.

Last, but most important, the top-line synergies will be important, perhaps not immediately in today’s market conditions, but certainly further up as the market recovers, as John pointed out.

We can create substantial value for our clients, and in the process accelerate our own growth. The combined offering in Subsea is absolutely obvious; we can progressively expand our product and systems offering; get involved in more parts of the project; and substantially expand what we do for customers over the production life of their assets.

But we are also identifying promising areas of investment in onshore/offshore where, for example, the addition of FMC Technologies’ LNG loading technology will fit well and surely in surface.

This is exciting, and I’m now going to hand back to Doug to summarize the financial profile of the new Group. Doug?

Doug Pferdehirt - FMC Technologies Inc - President & COO

Thank you, Thierry. Let’s look at some of the key figures.

Today, we have a combined $20 billion backlog, and in 2015 we had $20 billion of revenues. 2015 EBITDA was $2.4 billion, and the combined balance sheets show strength and strong liquidity.

Both companies have an investment grade rating.

In short, TechnipFMC is going to be a leader in our industry with the resources to invest and grow, as well as to continue a returns policy both through dividends and share buybacks.

Now, Thierry, let’s sum up together and turn over for questions.

Thierry Pilenko - Technip SA - Chairman & CEO

Doug, thank you. We are going together to highlight the five strengths.

First, TechnipFMC offers our client execution skills across the value chain, and from concept to project delivery and beyond.

Second, we base our market positions on technology and innovation, and equipment and systems.

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

Third, our customers can access what TechnipFMC offers on an integrated basis, but also with flexibility across subsea, surface, and onshore/offshore.

Doug, can you take it from there?

Doug Pferdehirt - FMC Technologies Inc - President & COO

Certainly. In addition to these three, we will also have — the transaction will create value for our stakeholders through our enhanced financial profile; increased reach to our clients and cost synergies over and above our ongoing restructuring efforts.

And lastly, we are bringing together two complementary market leaders, and their talented employees, building on the proven success of our existing alliance.

We look forward to bringing together the outstanding employees and cultures of both companies, as well as the complementary capabilities of our organizations to position TechnipFMC to drive change by redefining the production and transformation of oil and gas.

Thierry, we can now hand over for some questions.

Aurelia Baudey-Vignaud - Technip SA - IR Director

Operator, are there any questions?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Mukhtar Garadaghi, Citi.

Mukhtar Garadaghi - Citi - Analyst

I’d like to focus on the synergies first. In terms of revenue synergies, could you please explain what revenue synergies would you capture through this which couldn’t have been captured through Forsys already, given the wide scope of that JV?

My second question is on cost synergies. Could you potentially talk about upside there? Would it allow you to reduce your footprint potentially? Or is $400 million an initial number? Or do you expect upside to that?

And finally, just to clarify. In terms of the logic of the 10% premium paid for Technip’s shares as we work out the math of the deal, could you please comment on that as well? Thank you.

Thierry Pilenko - Technip SA - Chairman & CEO

Okay, Mukhtar. I’m going to start with the synergy questions and so forth.

First, what we said quite clearly I think is that the synergies that we are talking about, the $400 million synergies, are cost synergies. And we have obviously together started to identify revenue synergies but I will let Doug describe those potential revenue synergies later on.

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

Among the cost synergies, I think you have put your finger on the right things, like you’re talking about the footprint. And by footprint we can think about infrastructure, for example, and buildings. Clearly, there are countries or cities in which both our companies are present and we believe we can significantly rationalize the footprint.

Now both companies operate in a very large number of countries. And we expect that we’ll continue to operate in probably 45 countries-plus. But I think in each of these countries there will be rationalization plans around the infrastructure.

But more importantly, I think when we started to look at how we purchase equipment, or we purchase raw materials, how we purchase equipment for projects, we could see that by bringing together the buying power of FMC Technologies and Technip, we can have huge savings. So these are savings for obviously our own Company. But I think, as importantly, or maybe even more importantly, these will be savings to reduce significantly the cost of projects.

Now, Doug, if you want to say a few words about how you see the revenue synergies moving forward.

Doug Pferdehirt - FMC Technologies Inc - President & COO

Sure. Thank you, Thierry. I’d like to really address two particular areas, subsea; and beyond subsea.

So starting with subsea when we look at revenue synergies, clearly the joint venture and alliance has proven successful. And that’s what has given us the encouragement to start to realize the potential benefits that exist beyond the capability of the alliance and joint venture today. So first and foremost will just be additional capacity of the combined company versus the capacity that we have today within the joint venture.

Secondly, our customers’ early adoption and the way that they’re embracing the execution phase of the work that we’re doing in subsea. So not only the integrated front-end engineering, but focusing on the integrated project execution. Clearly, as one company, we will be able to offer seamless integration and seamless execution for our customers.

And finally, the more that we have worked together, it has become evident that there are technology innovation opportunities beyond that of the scope of the alliance and joint venture today. We can now harness those and bring those into the market to create even greater growth for our companies.

Beyond subsea is important as well. What we are doing, and what we have demonstrated in the subsea environment by integrating the capabilities between our two companies, will have application beyond subsea as we look at our surface business and our onshore/offshore business.

Thierry Pilenko - Technip SA - Chairman & CEO

Now, Mukhtar, about your question on value. Well first of all, we started our discussions a few weeks ago. As you can imagine, it’s a lot of work to come to where we are, particularly because we wanted to have a pretty robust and detailed organization from day one. So we have been working together for quite a few weeks. And the idea from the beginning in terms of value, was to have something balanced.

By the way balance is what we have used all the way down, saying we need to have a balanced governance, balanced management, balanced management team and operational team, which is going to be announced shortly. So I think what we need to think about, first and foremost, is not what is happening in one day, it is what is happening over a period of time. And during that period of time, we said we would like to be around 50/50. And this is what we did.

And, therefore, I think now what we need to look at is looking forward the value that we’re going to create. And I think this is all about this deal. It is a very unique combination, which is going to create significant values for both our shareholders. And by the way, we have many shareholders which are common shareholders, and which I’m sure will appreciate that deal.

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

Mukhtar Garadaghi - Citi - Analyst

Thank you for the answers. Thierry, I just wanted to follow up, why — the premium that is being paid for Technip shares implies there’s more value being created for your shareholders rather than FMC. I just want to understand, is it your reflection of how the market value the companies? Could you provide a bit more detail on your thinking there?

Thierry Pilenko - Technip SA - Chairman & CEO

Well I think — I told you that we started the discussion quite a number of weeks ago. And rather than the spot price of one day or two days, or one week, you should be looking at the values of an average of three months. And then you will find out that what you call the premium is actually zero; that we are exactly at 50/50 (inaudible). So this was the logic.

So thank you very much, Mukhtar.

Mukhtar Garadaghi - Citi - Analyst

Okay, thank you.

Operator

Mark Wilson, Jefferies.

Mark Wilson - Jefferies - Analyst

My question would be, Thierry has spoken of barriers to M&A from anti-trust. Can you confirm what level of risk you see from such an issue?

And also, at what point did the JV arrangement move to a full merger? Is the oil price evolution and the need to truly capture cost synergies the ultimate driver over the original complementary product line?

And maybe to take a harder line on that, is this necessary to deliver the margins with the sort of subsea project cost savings you’ve spoken about, up to and over 30%, Thierry? Thanks.

Doug Pferdehirt - FMC Technologies Inc - President & COO

So I’ll start with the second question first. This is not driven by hydrocarbon price, nor was the original creation of the alliance and joint venture. When we originally began to talk, it was a very different market environment.

We came together back at the alliance and joint venture days because we had a shared and common vision between our companies. We realized that there were significant savings and improved project economics and improved returns for our customers that could be realized by having a simplified subsea architecture, focused on removing unnecessary interfaces and incorporating the equipment design installability into the equipment design.

The same holds true today. What we have learned and we have experienced together is the fact that there’s more that we can do. And it’s not only more that we can do in the upfront — front-end engineering and design, it’s more that we can do through seamless integrated execution. So that creates the opportunity.

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

Will it further improve subsea project economics? Absolutely, it will further improve subsea project economics. We’ve already demonstrated a 25% to 30% saving. What we’ll be able to do now by completely redesigning the equipment to take into consideration installability creates a unique set of opportunities that really bring us, as we come together as one Company, we’ll be able to recognize that.

Things that would change the installation process or change the fundamental way that our equipment is designed would be difficult to do if you weren’t looking at it from a holistic opportunity. So clearly, the benefit of coming together creates even more benefit for our customers, will create more benefit for our shareholders and growth for our Company and opportunities for our employees.

Thierry Pilenko - Technip SA - Chairman & CEO

Now, Mark, about anti-trust. Obviously, we have to go through the normal process of anti-trust filing and so forth. But you know we are not competitors, we are very, very complementary and that’s true. We see it every day when we prepare bids for customers in the subsea space. So I think that’s very clear. Of course, it takes time to go through this filing but clearly, we don’t see a problem.

And by the way, the Forsys JV went through the anti-trust motions I would say and got completely (inaudible) there. So we’ve been through that before because we’ve been working together before.

But going back to this question, and I know probably where it’s coming from. But you heard me before, Mark, that the way I see the industry evolving, I always said that the more of the same consolidation doesn’t seem to be bringing the value. And the more of the same consolidation is creating problems sometimes with anti-trust.

Here, we’re not talking about more of the same. We are talking about a combination, a merger that is going to fundamentally change the way we work in our industry, with very, very complementary companies. Therefore, I don’t expect any issue around anti-trust.

Mark Wilson - Jefferies - Analyst

Thank you very much. An excellent and necessary deal. Thank you.

Operator

Rob Pulleyn, Morgan Stanley.

Rob Pulleyn - Morgan Stanley - Analyst

Just (inaudible) to ask. So firstly, Thierry, you’ve talked a lot in recent years about moving Technip away from project risk to a services business. So what does this merger herald for Technip’s vessel ownership and also the onshore lump sum business that you currently undertake?

And secondly, FMC and Technip seem to have a strong array of offerings for your clients. But is there anything you feel that this current lineup doesn’t have that would be complementary and might be added in time? Thank you.

Thierry Pilenko - Technip SA - Chairman & CEO

Okay. As you pointed the question to me, I’ll answer that question. I don’t think here it is just the Technip strategy. It is really a common vision between Technip and FMC Technologies around the portfolio and around the opportunity to truly create something, create value by combining all our R&D, all our project teams, all our manufacturing teams, to deliver something differentiating and at a much, much lower cost. So that’s the first thing I’d like to say.

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

Now, as we do that, we will have, as TechnipFMC, a much broader company that includes project management and that includes subsea projects, offshore platform projects and also onshore projects. This is how this Company will have the full portfolio that allows to capture what’s happening in the upstream when, as John was saying before, when the upstream will bounce back and we think it will come back.

But also to capture what’s happening in the downstream, which as we said before, is quite resilient or at least more resilient through the cycles. So this is what we are building.

Now as far as the offering is concerned, our clients will have all the flexibility to buy individual solutions. And I’m sure they will continue to do that. You don’t buy (inaudible) [and plant] the same way you buy a wellhead or a flexible pipe.

But I also believe that we’re going to see some clients interested in more integration. And from time to time, I am convinced that we’ll be able to offer solutions which are fully integrated. And that’s one of the drivers but not the only driver. We’ll have to make sure that we adapt our offering to what the clients want. And I think we have the power to have this commercial flexibility here. Thanks.

Operator

Mick Pickup, Barclays.

Mick Pickup - Barclays - Analyst

Apologies if this has been asked; I got on a bit late. But, Thierry, you mentioned this is different and obviously, you are unique in the structure. If I go back in time when Technip bought Coflexip it was so you could offer wellhead to refinery; (inaudible) bought NKT to create something to try and mirror it, and these businesses never really happened once you got into an upcycle.

So what is it this time that’s different that makes this the right move?

Thierry Pilenko - Technip SA - Chairman & CEO

First of all, Mick, thank you very much for your question. I appreciate that you probably dug into the history of the transcript of the Technip-Coflexip merger. And let me tell you a couple of things.

First, I insist that TechnipFMC will have and continue to have the capacity to sell everything from a single piece of equipment to an integrated solution.

Now we should not dream. There are only a few projects in the world where you see the full integration but they do exist. And I don’t want to go back to 2000, but when we win a project like Prelude when you integrate the subsea, the floater and the LNG system, this is an integrated project.

When you win a [accountable] project in West Africa, and you know both FMC Technologies and Technip have been very, very successful in West Africa. When you win a [accountable] project, it is because we can integrate technologies and installation, as Doug was mentioning before.

So it may not be the bulk of the projects, but if you don’t have the capacity from time to time to create new products, create the change, drive the change, you’re not going to be a leader; you’re going to be a follower.

So it is not just about integration. It’s about the footprint. It’s about the technology. And it’s about changing the way we work. Doug?

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

Doug Pferdehirt - FMC Technologies Inc - President & COO

If I could add from the TechnipFMC perspective, I think it’s important to understand that these two companies and our offering today is not only extremely complementary but we actually have multiple interfaces in the subsea ecosystem. So our products and our services actually physically connect to each other.

What we have identified through the alliance and joint venture, and what we’re going to be able to accelerate as one company, is really being able to improve the subsea architecture and infrastructure by removing those unnecessary interfaces by acting as one company.

Further, by operating as one company and opening up the complete technology portfolios of both companies and removing any of the challenges to developing further proprietary technology, we believe that we will reshape the way that the fields of the future are designed and installed seamlessly together.

Beyond that, we’re talking about taking that same type of an offering, that same type of capability, and expanding that beyond subsea.

So I think it’s important to understand the absolute complementary nature of this offering and the success and the proven success that we’ve already had in the marketplace.

Mick Pickup - Barclays - Analyst

Okay. Thank you, gentlemen.

Thierry Pilenko - Technip SA - Chairman & CEO

Maybe one last question.

Operator

Jean-Luc Romain, CM-CIC Securities.

Jean-Luc Romain - ESN/CM-CIC Market Solutions - Analyst

Obviously, you will have lots of work integrating Technip and FMC Technologies. Last time, two years ago you highlighted the need for Technip to have a much better knowledge of geoscience to get a better grasp of client needs and to improve the project economics.

I was wondering, beyond the FMC/Technip merger project, do you feel your current consideration in geoscience is enough? Or do you see the need for more of it?

Thierry Pilenko - Technip SA - Chairman & CEO

Thank you very much, Jean-Luc. Our first focus will be making sure that we execute the integration seamlessly and quickly. I think this is the most important thing. And then that we focus on our customers. And I think that’s quite important.

We have to bring together close to 49,000 people in an organization which is efficient, which understands what they have to deliver to customers. So that’s going to be our top priority, and Doug and I are fully committed to work through this integration.

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

Now is it the end of the journey? Certainly not. Now if you’re more specific about geoscience, we have added competencies to our geoscience at the early stage through our Genesis offering. And I think we’ve continued to see what’s the best way to add those types of competencies. But, as I said, this is not the end of the journey but priority is integration and value creation as TechnipFMC. Doug?

Doug Pferdehirt - FMC Technologies Inc - President & COO

If I could just add a comment on the integration and I think it’s a very appropriate question and something that we put a lot of thought and effort into, and typically integrations fail because you’re trying to bring together two companies that have very different what I will call personalities.

Because of the experiences that we have had over multiple years of working in the same industry, working in close proximity and certainly over the last — the shorter period of time where we’ve been working under the alliance and joint venture, it is clear to us that the companies have a shared set of values but, more importantly, I would call it a common personality.

The companies work very well together. Clearly, Thierry and I have had a long-term relationship but we now have tested this across our entire organization.

Through the alliance and joint venture, we’ve had opportunities not only to interface at the subsea level in terms of products and projects and services, but we’ve also had opportunities to interface across the very support functions of the companies. And we’re very confident, because of the relationships that have been built, the broad relationships between our companies, that we will have a very successful integration.

Operator

James Evans, Exane.

James Evans - Exane BNP Paribas - Analyst

Congratulations to you both. A couple of questions from me, please. Just firstly talking about the procurement synergies, I just wondered if you could talk about how much you actually buy of similar products to each other given, obviously, that you have slightly different business lines.

And also, interestingly, I think this probably applies more to Technip buying from FMC, but how much do you actually buy from each other or from similar product lines? So how much, I guess, cost and revenue internalization is there going to be? Thanks.

Doug Pferdehirt - FMC Technologies Inc - President & COO

I’ll take the question. So the question is how much of the procurement synergies are from internal or vertical integration of the supply chain. There are some but that’s relatively small.

The leverage that’s really created is at what we would call the subcomponent level or, if you think about it in traditional procurement terms, from a category, if you think about category management. There’s actually a lot of synergies and scale that will be created by bringing the companies together and by being able to go out to — in those various categories for the subcomponents that we should be able — that we’ll be able to bring together and recognize a significant leverage as a result of the combined company.

Operator

Alex Brooks, Canaccord.

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

Alex Brooks - Canaccord Genuity - Analyst

I’d just like to add my congratulations. I think this is absolutely the right thing to do and I’m particularly grateful, Thierry, that you’ve been telling us for a while about your plans.

One thing that I would — jumped out at me is the — are you now a subsea company? And to what extent do you overweight that as a business? And, to come back to the earlier question, if I look at slide 9, am I assuming now that the white squares are your ambitions in this sector?

Thierry Pilenko - Technip SA - Chairman & CEO

Well, Alex, thank you very much for your comment about preparing for such a move, but the strategy was not new. I think we — as I said before, the idea of creating in our broader industry companies that have large competencies and that can integrate smartly those competencies is something that I have always spoken about and talked about, and both John and Doug were sharing that vision, that this was the right time to make it happen.

Now, Doug, can you maybe explain that this is not just subsea?

Doug Pferdehirt - FMC Technologies Inc - President & COO

No, I appreciate the question and I think it’s worth clarification, so thank you for asking.

When we look at this value stream, we have now secured the position in subsea that not only creates — that allows us to create the value through the integrated offering with our customer but also brings together unparalleled capabilities in this space.

What you’re seeing here are the necessary ingredients for us to be able to offer a holistic subsea fully integrated solution for our customers that can have the greatest impact on improving project economics, again by integrating technologies, by removing unnecessary interfaces, by simplification of the subsea architecture, and by incorporating installability early in the equipment design process.

So what you see in the value stream was the necessity to be engaged early, which we now have, and therefore, we could influence the technical design, we can incorporate standardization and we can drive towards an integrated model.

Through the FEED study, where we now can demonstrate that by having the holistic capabilities, and in execution, this is about executing in the subsea environment, by being able to put together all of the components required for that subsea to create that subsea leverage.

So we are very pleased with the completeness of this offering as it exists in subsea. This will drive further as one company, as we discussed. We’ll have ability to further develop technology, to improve and be able to demonstrate and deliver seamless execution.

You have to now look beyond subsea. We will take this same capability, the same competency that we are now being able to demonstrate to our customers, and we can take that to surface or onshore.

Our ability to do that by leveraging the capabilities of the broader Company, the surface technologies of FMC Technologies and the onshore/offshore technologies and knowledge and project management from Technip, will allow TechnipFMC to have a unique offering on land as well as in subsea.

Thierry Pilenko - Technip SA - Chairman & CEO

That was the last question. So, ladies and gentlemen, thank you for your questions.

I’m going to quickly conclude by expressing first how excited I am about the formation of TechnipFMC. So Technip and FMC Technologies both have long track records of innovation and commitment to helping their clients meet the challenges of the oil and gas industry.

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MAY 19, 2016 / 7:30AM, TEC.PA - Technip and FMC Technologies Inc to Combine M&A Call (Morning Call)

A year ago, we were at the forefront of recognizing the importance of a broader view of our clients’ challenge and seized the opportunity that working together in our alliance could bring. Today, we want to take this strategy further and across the full footprint of the two companies.

We have complementary skills, technologies and capabilities which our customers can access on an integrated basis or separately, as they prefer. Together, TechnipFMC can add more value across subsea, surface and onshore/offshore, enabling us to accelerate our growth.

I’m confident that we can quickly demonstrate the power of TechnipFMC to our clients, our people and our shareholders.

With that, I thank you for your participation and wish you a good day.

Aurelia Baudey-Vignaud - Technip SA - IR Director

Ladies and gentlemen, this concludes today’s conference call and we would like to thank all of you for your participation.

As a reminder, a replay of this call will be available on both our websites in about two hours. You are invited to contact investor relations should you have any questions or require additional information.

Once again, thank you for your participation and please enjoy the rest of your day.

Operator

Thank you for your participation in today’s FMC Technologies and Technip combination conference call. The replay will be also available by dialing +33 172 001 5004 for France and Continental Europe. Or +44 203 367 9460 for UK. Or +1 877 642 3018 for USA using the confirmation code 301574#. The replay will be available for 90 days. Thank you and goodbye. You may now disconnect.

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Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC PLC (“TechnipFMC”) should be treated for United States tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in United States federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for United States federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies Inc.’s (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC with Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com or by contacting Technip’s Investor Relations.

Important Additional Information Will be Made Available in a Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s annual report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.